UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs on shareholder remuneration
—

Rio de Janeiro, November 7, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors (CA), in a meeting held today, approved the payment of interim dividends in the amount of R$ 17.12 billion, equivalent to R$ 1.32820661 per common and preferred share in circulation, as an anticipation of the remuneration to shareholders related to the fiscal year 2024, declared based on the balance sheet of September 30, 2024.

The proposed payment is aligned with the current Shareholder Remuneration Policy, which stipulates that, in the event of gross debt equal to or less than the maximum debt level defined in the current Strategic Plan (currently US$ 65 billion), Petrobras shall distribute 45% of its free cash flow to its shareholders. This distribution is consistent with the financial sustainability of the company. It is also worth mentioning that, throughout the third quarter, there was no share buyback.

The dividends will be paid in two installments in February and March 2025, as follows:

Amount to be paid: R$ 1.32820661 per common and preferred share in circulation, as follows:

(i)       the first installment, in the amount of R$ 0.66410331 per common and preferred share in circulation, will be paid on February 20, 2025.

(ii)       the second installment, in the amount of R$ 0.66410330 per common and preferred share in circulation, will be paid on March 20, 2025.

Record date: December 23, 2024, for holders of Petrobras shares traded on B3, and record date on December 27, 2024, for holders of ADRs traded on the New York Stock Exchange (NYSE). Petrobras shares will be traded ex-rights on B3 starting December 26, 2024.

Payment date: for holders of Petrobras shares traded on B3, the payment of the first installment will be on February 20, 2025, and the payment of the second installment will be on March 20, 2025. Holders of ADRs will receive the payments as of February 27, 2025, and as of March 27, 2025, respectively.

Form of distribution: the definition of the form of distribution (whether in the form of dividends and/or interest on equity) will occur on December 12, 2024, and will be timely communicated to the market.

It's important to notice that the values of each installment will be updated by the variation of the Selic rate from December 31, 2024, until the date of each payment; and in case of payment in the form of interest on equity (JCP), income tax will apply, according to current legislation. Finally, these dividends amount will be deducted from the remuneration to shareholders to be approved at the 2025 Annual General Meeting related to the fiscal year 2024.

The Shareholder Remuneration Policy can be accessed on the IR company's website (http://www.petrobras.com.br/ri).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer